

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Kevin C. Sagara
Chairman and Chief Executive Officer
San Diego Gas & Electric Company
8326 Century Park Court
San Diego, California 92123

> **Re: San Diego Gas & Electric Company**
> **Registration Statement on Form S-3**
> **Filed June 15, 2020**
> **File No. 333-239178**

Dear Mr. Sagara:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael E. Sullivan